Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, NY 10020
June 18, 2007
VIA EDGAR AND TELECOPY — (202) 772-9206
Mr. John Reynolds
United States Securities and
     Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aldabra 2 Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed March 19, 2007
(File No. 333-141398) ( the “Registration Statement”)
Ladies and Gentlemen:
     In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned underwriter of the proposed offering of securities of Aldabra 2 Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated June 13, 2007, were distributed on or about June 13, 2007, as follows:
     1,000 to individual investors;
     1,500 to NASD members (which included 3 prospective underwriters); and
     400 to institutions.
     The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 13, 2007, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours, LAZARD CAPITAL MARKETS LLC
By:	/s/ David G. McMillan, Jr.
	Name:	David G. McMillan, Jr.
	Title:	Managing Director

Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, NY 10020
June 18, 2007
VIA EDGAR AND TELECOPY — (202) 772-9206
Mr. John Reynolds
United States Securities and
     Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aldabra 2 Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed March 19, 2007
(File No. 333-141398) ( the “Registration Statement”)
Dear Mr. Reynolds:
     In connection with the Registration Statement on Form S-1 of Aldabra 2 Acquisition Corp., the undersigned underwriter of the above-referenced offering hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 A.M., Tuesday, June 19, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours, LAZARD CAPITAL MARKETS LLC
By:	/s/ David G. McMillan, Jr.
	Name:	David G. McMillan, Jr.
	Title:	Managing Director

ALDABRA 2 ACQUISITION CORP.
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022
June 18, 2007
VIA EDGAR AND TELECOPY (202) 772-9206
Mr. John Reynolds
United States Securities and
     Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Aldabra 2 Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 originally filed March 19, 2007
(File No. 333-141398) ( the “Registration Statement”)
Dear Mr. Reynolds:
     The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 A.M., Tuesday, June 19, 2007, or as soon thereafter as practicable.
     In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:
     (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours, ALDABRA 2 ACQUISITION CORP.
By:	/s/ Jason Weiss
Jason Weiss
Chief Executive Officer